UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs a protocol of intentions in the area of Natural Gas

—

Rio de Janeiro, June 13, 2022 - Petróleo Brasileiro S.A. – Petrobras and the Sergipe Government signed today a protocol of intentions to identify business opportunities with the use of natural gas ,considering the development by the company of a new frontier in Sergipe Deep Waters.

The objective of the protocol is to express the purpose of prospecting and structuring business opportunities, with the supply of natural gas, either as raw material or as a source of power and heat generation. All confidential information or transmitted data or data to which the parties have access as a result of the protocol are duly protected by a confidentiality clause.

"The Sergipe Deep Waters project is a new frontier for the development of oil and, especially, gas production. With this protocol of intentions, Petrobras hopes to contribute with the people of Sergipe, so that the state can take advantage of the opportunities provided by the natural gas market," said Chief Refining and Natural Gas Officer Rodrigo Costa Lima e Silva.

According to Petrobras' Strategic Plan 2022-2026, two platforms are planned for the Sergipe Deep Waters fields. The project includes the implementation of a new gas flow system connecting the two production units to the Sergipe coast, with a capacity of 18 million m³ per day.

www.petrobras.com.br/ri

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer